August 16, 2005
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-3628
Attention: Daniel F. Duchovny and Abby Adams

Re:	Selectica, Inc. (File No. 000-29637) Preliminary Proxy Statement on Schedule 14A
Dear Mr. Duchovny and Ms. Adams:
On behalf of Selectica, Inc. (“Selectica” or the “Company”), this letter responds to your comments set forth in the letter to Chris Dillon dated August 12, 2005. For your convenience, we have repeated and numbered the comments from your letter in italicized print, and our responses are provided below each comment.
Solicitation and Voting Procedures, page 1
          1.     We note your intent to solicit proxies “...by telephone or facsimile or other electronic means.” Revise to describe all methods that you plan to employ in order to solicit proxies. Refer to Item 4(b)(1) of Schedule 14A.
     RESPONSE TO COMMENT #1
     The Company’s proxy statement has been revised to state the following: “Proxies may also be solicited by certain of the Company’s directors, officers and regular employees, without additional compensation, either personally or by telephone, facsimile, email or telegram.”
     We note, however, that Item 4(b)(1) of Schedule 14A only applies to solicitations in opposition to “the election or removal of directors at any annual or special meeting of securities holders [see Section 14a-12(c)].” The Company has not been notified by any stockholder that they intend to solicit proxies in opposition to the Company’s nominees for the Board of Directors or that they intend to propose their own slate of directors. As a result, the Company believes Item 4(b) of Schedule 14A is not applicable to its current proxy statement.

Selectica, Inc.
August 16, 2005
Preliminary Proxy Statement on Schedule 14A
File No. 000-29637

     2.      Please provide the information required by Item 4(b)(4) of Schedule 14A with respect to your costs of solicitation. Also, ensure that you have provided all of the disclosures required by Item 5(b) of Schedule 14A. We note, for example, the lack of disclosure responsive to Item 5(b)(1)(iii) and (vi) of the schedule.
     RESPONSE TO COMMENT #2
     As noted above, the Company believes Item 4(b) of Schedule 14A is not applicable to its current proxy statement. For the same reason, the Company believes Item 5(b) of Schedule 14A is not applicable to its current proxy statement.
Proposal 1, page 2
     3.     Provide the information required by Item 7(a) of Schedule 14A.
     RESPONSE TO COMMENT #3
     The Company’s proxy statement has been revised to include the following:
     "Legal Proceedings.
     None of the Company’s officers and directors are adverse to the Company or any of its subsidiaries, nor do they have any material interest adverse to the Company or its subsidiaries, in any legal proceedings.”
     4.     Please revise the information regarding Mr. Arnold and Mr. Lyons to specifically describe their business experience during the last five years.
     RESPONSE TO COMMENT #4
     The Company’s proxy statement has been revised to include the following:
“James Arnold, Jr. has served as chairman and financial expert of Selectica’s audit committee since 2003. Mr. Arnold has served as the Senior Vice-President and Chief Financial Officer of ScanSoft since 2004. From April 2003 through June 2005, Mr. Arnold served as a consultant, Corporate Vice President and Corporate Controller of Cadence Design Systems. From October 1997 through April 2003, Mr. Arnold held a number of senior finance positions, including Chief Financial Officer, at Informix Corp. — now known as Ascential Software Corporation. From 1995 to 1997, Mr. Arnold served as Corporate Controller for Centura Software Corporation. Mr. Arnold worked in public accounting at Price Waterhouse LLP from 1983 to 1995, where he provided consulting and auditing services to companies in a broad array of industries including software, semiconductors, oil exploration & production, and banking. Mr. Arnold received a bachelor’s degree in finance from Delta State University in Cleveland, Mississippi and an M.B.A. from Loyola University in New Orleans, Louisiana.

Selectica, Inc.
August 16, 2005
Preliminary Proxy Statement on Schedule 14A
File No. 000-29637

Michael Lyons has served as a director since July 1998. He has served as Entrepreneur-in-Residence at Vanguard Ventures since 2003 and as Senior Advisory Director of Investcorp since February of 2003. Mr. Lyons has also served as Managing General Partner of Zilkha Venture Partners since 1999. He also serves on the boards of directors of Real-Time Innovations, SafeView, and PetroShear, and as a member of the Battelle/ PNNL DOE Industrial Advisory Board. Concurrently, Mr. Lyons is a Consulting Associate Professor at the Stanford University Department of Management Science and Engineering. Mr. Lyons received a Bachelors and Masters (equivalent) in Engineering Physics from Cornell University in 1965, an M.S.E.E. from Stanford in 1966, and an M.B.A., with Distinction, from the Pepperdine Presidential/ Key Executive Program in 1988. He is a graduate of the Stanford/ AEA Institute for the Management of High Technology Companies and a Price-Babson Fellow in Entrepreneurship Education.”
Other Matters, page 21
     5.     We note your disclosure that you received timely notice from B. Riley and Co., Inc. of its intention to present three proposals at the annual meeting. Please tell whether you are required to include these proposals in your proxy statement and on your proxy card.
     RESPONSE TO COMMENT #5
     Pursuant to Rule 14a-8(e), to be included in the Company’s proxy statement, the Company must have received notice of a stockholder proposal by April 20, 2005. The notice from B. Riley and Co. was received by the Company on July 8, 2005. As a result, the Company is not required to include the proposals in its proxy statement. However, pursuant to Section 2.7 of the Company’s Bylaws, the proposal was timely delivered to the Company for purposes of the proposal being properly brought before the annual meeting of stockholders.
     6.     We note that you intend to use discretionary authority to vote against the security holder’s proposals and the discussion of discretionary authority on this page. Please tell us why you are able to use discretionary authority in this situation. Why do you believe the security holder has not fulfilled the requirements of Rule 14a-4(c)(2)?
     RESPONSE TO COMMENT #6
     Pursuant to Rule 14a-14(c)(2), the Company may use discretionary authority in this situation until B. Riley and Co. satisfies each of the conditions set forth in Rule 14a-4(c)(2)(i) through (iii). As of the date hereof, the Company has not received notice from B. Riley and Co. or its representatives that the necessary steps have been taken to deliver a proxy statement and form of proxy to holders of at least the percentage of the Company’s voting shares required under applicable law to carry the proposals as required by Rule 14a-4(c)(2)(iii).

Selectica, Inc.
August 16, 2005
Preliminary Proxy Statement on Schedule 14A
File No. 000-29637

     7.      We note your disclosure that the proposal to declassify your board of directors presented by B. Riley and Co., if properly brought before the annual meeting, would only result in a non-binding recommendation to your board of directors. Please further explain your basis for this statement. We note that the correspondence delivered by that security holder, dated July 7, 2005, does not make such a statement.
     RESPONSE TO COMMENT #7
     In order to declassify the Company’s Board of Directors, the Company’s Restated Certificate of Incorporation must be amended to remove the provisions that cause the Company’s Board of Directors to be classified. Under Delaware law, the Board of Directors must approve the form of any amendment to a Company’s Certificate of Incorporation and the stockholders must approve such amendment. B. Riley and Co. did not submit a form of amendment to the Company’s Board of Directors, the Board of Directors has not approved a form of amendment and a form of amendment has not been submitted to the stockholders by the Company or B. Riley and Co. As a result, approval by the stockholders of the proposal to declassify the Board of Directors would only serve as a non-binding recommendation to the Company’s Board of Directors.
Form of Proxy
     8.     Please revise the form to clarify what security holders must do to withhold votes for particular nominees. See Rule. 14a-4(b)(2).
     RESPONSE TO COMMENT #8
     Pursuant to Rule 14a-4(b)(2)(i), the form of proxy has been revised to include a box opposite the name of each nominee which may be marked to indicate that authority to vote for such nominee is withheld.
As requested, I have attached the Company’s acknowledgement of the matters set forth in your letter.

Selectica, Inc.
August 16, 2005
Preliminary Proxy Statement on Schedule 14A
File No. 000-29637

Please do not hesitate to contact me at (650) 463-5341 if you have any questions or would like additional information regarding this matter.
Sincerely,
Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP
/s/ Brett A. Pletcher
Brett A. Pletcher

cc:	Vince Ostrosky, Selectica, Inc.
Stephen Bennion, Selectica, Inc.
Chris Dillon, Esq.

Selectica, Inc.
August 16, 2005
Preliminary Proxy Statement on Schedule 14A
File No. 000-29637

Acknowledgement
The undersigned hereby acknowledges on behalf of Selectica, Inc. that:
•	it is responsible for the adequacy and accuracy of the disclosure in its Proxy Statement on Schedule 14A;
•	comments the staff of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Proxy Statement on Schedule 14A; and
•	Selectica may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Acknowledged:

By:	/s/ Stephen Bennion
Stephen Bennion
Executive Vice President and Chief Financial Officer